

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



02068251

No Act
P.E. 12-4-02
1-02217

December 24, 2002

Parth S. Munshi
Finance Counsel
The Coca-Cola Company
P.O. Drawer 1734
Atlanta, GA 30301

Act 1934
Section
Rule 14A-8
Public Availability 12/24/2002

RE: The Coca-Cola Company
Incoming letter dated December 4, 2002

Dear Mr. Munshi:

This is in response to your letter dated December 4, 2002 concerning the shareholder proposal submitted to Coca-Cola by Dr. Roberta G. Rubin. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Dr. Roberta G. Rubin
10 Woodland Avenue
Glen Ridge, NJ 07028



COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P.O. DRAWER 1734
ATLANTA, GA 30301

404 676-2121

OUR REFERENCE NO.
Rule 14a-8(b)

December 4, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Mail Stop 4-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Coca-Cola Company/Exclusion From Proxy Materials of Share Owner Proposals Submitted by Dr. Roberta G. Rubin

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, The Coca-Cola Company, a Delaware corporation (the "Company"), hereby notifies the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a share owner proposal submitted by Dr. Roberta G. Rubin (the "Proposal") from its proxy materials for its 2003 annual meeting of share owners (the "Annual Meeting"). The Company asks that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its proxy statement for the Annual Meeting for the reason set forth below. The Company intends to file its definitive proxy materials for the Annual Meeting with the Commission on March 5, 2002. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

As more fully set forth below, we believe that the Proposal is excludable from the Company's 2003 proxy materials because Dr. Rubin failed to satisfy the eligibility requirements under Rule 14a-8(b) by failing to submit evidence of ownership of the requisite amount of securities, despite being notified of the requirement.

BACKGROUND

The Company received Dr. Rubin's initial submission on September 9, 2002. A copy of Dr. Rubin's letter is attached as Exhibit A. Dr. Rubin's letter failed to include any evidence of her ownership of the requisite amount of the shares of the Company's common stock.

On September 12, 2002, the Company wrote to Dr. Rubin to inform her that she needed to cure (within 14 days of her receipt of the Company's letter) the procedural and eligibility deficiency in her submission by providing information proving that she has held, for at least one year prior to the date of her submission, shares of the Company's common stock having at least $2,000 of market value or 1% of the outstanding shares of the Company's common stock as required by Rule 14a-8(b). A copy of the Company's September 12, 2002 letter is attached hereto as Exhibit B. The Company's letter was sent via Federal Express and received by Dr. Rubin on September 13, 2002.

The Company's records do not list Dr. Rubin as a registered holder of shares of the Company's common stock to satisfy the eligibility requirements of Rule 14a-8(b).

On September 30, 2002, the Company received a phone call from Dr. Lawrence Parks, who was authorized to act by Dr. Rubin on her behalf, indicating that Dr. Rubin had sold her shares of the Company's stock. The Company has received no other response to its September 12, 2002 letter.

THE PROPOSAL

The Proposal reads:

"THEREFORE, IT IS RESOLVED that:

1. At least one corporate officer to [sic] attend three sessions each year of the GCI to be held in mutually convenient venues;

2. A full and timely printed report of each GCI proceeding, to be compiled by FAME, to [sic] be distributed by Coca Cola [sic] at its expense to all: employees; Board of Directors; shareholders; suppliers; and to the public via the Internet by FAME;

3. After the monetary issues are understood, a new monetary structure that satisfies the needs of industrial companies will [sic] be proposed to the Administration, to the Congress, and to the media; and,

4. Coca Cola [sic] to [sic] make a contribution to FAME, in an amount to be determined by management to help fund the GCI."

DISCUSSION

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by shareholders that meet certain eligibility requirements and comply with certain procedures governing the submission of their proposals.

Dr. Rubin Failed to Satisfy Eligibility Requirements Under Rule 14a-8(b)

Under Rule 14a-8(b)(1), in order to be eligible to submit a shareholder proposal, a shareholder must be the record or beneficial owner of at least $2,000 in market value of the registrant's stock at the time the proposal is submitted, must have owned these shares for at least one year prior to submitting the proposal, and must continue to hold these shares through the date of the shareholder meeting at which the proposal is to be considered. In addition, a proponent is required under Rule 14a-8(b)(2) to provide the company with a written statement that the proponent intends to hold his or her securities through the date of the relevant shareholder meeting.

The Staff has on numerous occasions permitted the omission of a shareholder proposal from proxy materials where the proponent has failed to provide written evidence of his or her ownership for at least one year prior to the date of the submission, of the requisite amount of securities. See e.g., The Coca-Cola Co. (Jan. 22, 2001), Harrah's Entertainment, Inc. (Nov. 10, 1999). In accordance with Rule 14a-8(f), on September 12, 2002, the Company informed Dr. Rubin that she was not the record owner of shares of the Company's common stock to satisfy the eligibility requirements of Rule 14a-8(b). The Company also sent to Dr. Rubin a copy of and directed her to Rule 14a-8(b) which provides guidance on means to provide evidence of the requisite stock ownership. To date Dr. Rubin has not provided any evidence of her ownership of the requisite amount of the Company's common stock. In fact, Dr. Rubin's representative has indicated that Dr. Rubin does not own the requisite amount of shares of the Company's common stock. Given the foregoing, the Proposal may be excluded from the Company's proxy materials under Rule 14a-8(b)(1) because Dr. Rubin failed to submit written evidence of her ownership of the requisite amount of the Company's common stock even after she was specifically informed of her obligation to do so by the Company as required by Rule 14a-8(f). In fact, based on the information received from Dr. Rubin's representative, Dr. Rubin is not a shareowner of the Company.

CONCLUSION

For the foregoing reason, the Company has determined to exclude the Proposal from the Company's proxy materials for the Annual Meeting.

If you have any questions regarding this matter or require additional information, please feel free to call the undersigned at (404) 676-2671.

Very truly yours,

Parth S. Munshi
Finance Counsel

cc: Dr. Roberta Rubin

Enclosures: 6 copies of this letter, including exhibits

EXHIBIT A

Roberta G. Rubin
10 Woodland Avenue
Glen Ridge, NJ 07028

August 25, 2002

Corporate Secretary
Coca Cola
One Coca-Cola Plaza
Atlanta, GA 30313

Dear Sir:

I am the owner of **80** shares of Coca Cola stock. I have owned this stock for more than one year.

I am filing the enclosed resolution for action at the next stockholder meeting. I submit it for inclusion in the proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

I or my agent will attend the stockholders' meeting to move the resolution as required by SEC rules. I plan to continue to hold shares in the company through the stockholders meeting.

I hereby appoint Dr. Lawrence Parks as my attorney in fact for all matters relating to this Resolution, and authorize him to represent me at the Annual Meeting of Shareholders.

Please feel free to contact Dr. Parks at 212-818-1206 (PO Box 625, FDR Station, New York, NY 10150) if you have any questions about this resolution.

Sincerely,

Roberta G. Rubin

Enclosure

Ms. Rubin is Not a shareowner Of record

Cc Dr. Lawrence Parks

Shareholder Resolution

WHEREAS volatility in major currencies on the order of 30% to 50% over a year or two wreaks havoc on Coca Cola's revenues and profits, reduces our planning horizon, reduces our market capitalization, and results in unacceptable enterprise risk, it is in the interests of Coca Cola that:

1. There be currency stability for cross-border transactions;
2. There be interest rate stability;
3. Transaction costs of cross-border business be minimized; and,
4. The Foundation for the Advancement of Monetary Education, ("FAME"), a 501c3 public charity think tank specializing in the world's monetary structure, implement its Global Currency Initiative[tm], (the "GCI"), which is a study group, to revisit monetary issues worldwide

THEREFORE, IT IS RESOLVED that:

1. At least one corporate officer to attend three sessions each year of the GCI to be held in mutually convenient venues;
2. A full and timely printed report of each GCI proceeding, to be compiled by FAME, to be distributed by Coca Cola at its expense to all: employees; Board of Directors; shareholders; suppliers; and to the public via the Internet by FAME;
3. After the monetary issues are understood, a new monetary structure that satisfies the needs of industrial companies will be proposed to the Administration, to the Congress, and to the media; and,
4. Coca Cola to make a contribution to FAME, in an amount to be determined by management, to help fund the GCI.

Discussion:

Inadequacies in today's global monetary structure are well-known. For example, former Federal Reserve Chairman Paul Volcker has conceded that "There's a sensible realization that small open economies, heavily dependent on trade and foreign capital, simply cannot live with the volatility that is inherent in freely floating exchange rates," and "A global economy requires a global currency."

What is not appreciated by industrial enterprises, however, is that the financial sector, which has been in *de facto* charge of the world's monetary structure for at least 90 years, does not want stability. It wants volatility, because much of its profits derive from "trading," as in "currency trading," and from creating money out of nothing. In addition, cross-border transaction costs that industrial firms want to minimize are *revenues* to the financial sector that it wants to maximize.

Thus, the financial sector has a *conflict of interests* with industrial firms (and with small countries and ordinary people worldwide). In effect, the financial sector has rigged the monetary system and concomitant institutions for its own benefit to the detriment of everyone else. Because of their conflict of interests, reform of the world's monetary structure cannot be left to financial sector participants. Because the U.S. monetary structure creates enterprise risk, corporate officers and directors have a fiduciary responsibility to address monetary issues.

For these reasons, industrial firms need to understand monetary issues and act on their interests. Hence, there is a need for the GCI. For further information, see: "To Revive U.S. Manufacturing, Reform Our Monetary System" at http://www.fame.org/whatsnew.asp

EXHIBIT B

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P.O. DRAWER 1734
ATLANTA, GA 30301
404 676-2121
OUR REFERENCE NO.

September 12, 2002

By FedEx

Dr. Roberta G. Rubin
10 Woodland Avenue
Glen Ridge, New Jersey 07028

Re: Share-Owner Proposal Submitted August 25, 2002

Dear Dr. Rubin:

Mr. Mark Preisinger, the Director of Share-Owner Affairs of The Coca-Cola Company ("Company"), provided me with a copy of your letter dated August 25, 2002 addressed to the Company. That letter was received at the Company on September 9, 2002, and a copy is attached.

Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, requires us to notify you that there is the following procedural and eligibility deficiency in your letter:

> You did not include any information to prove that you have continuously held, for at least one year prior to the date you submitted your proposal, shares of Company Common Stock having at least $2,000 in market value or 1% of the outstanding shares of Company Common Stock as required by Rule 14a-8(b). Our records do not list you as a registered holder of shares of Company Common Stock. Since you are not a registered holder of a sufficient number of shares, Rule 14a-8(b)(2) [Question 2], a copy of which is attached, tells you how to prove your eligibility (for example if your shares are held indirectly through your broker or bank).

The foregoing must be corrected and the requested information furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If you do not do so, we may exclude your proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8. To transmit your reply electronically, please reply to my attention at the following fax number: 404-676-6812 or e-mail at pmunshi@na.ko.com; to reply by courier, please reply to my attention at NAT 2108, One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2108, P.O. Box 1734, Atlanta, Georgia, 30301-1734.

Please phone me at 404-676-2671 should you have any questions. We appreciate your interest in the Company.

Very truly yours,

Parth S. Munshi
Finance Counsel

PSM/hb
Attachments
cc: Dr. Lawrence Parks
Mark Preisinger
Susan E. Shaw

Roberta G. Rubin
10 Woodland Avenue
Glen Ridge, NJ 07028

Received by
Shareholder Affairs
SEP 9 REC'D
The Coca-Cola Company

August 25, 2002

Corporate Secretary
Coca Cola
One Coca-Cola Plaza
Atlanta, GA 30313

Dear Sir:

I am the owner of **80** shares of Coca Cola stock. I have owned this stock for more than one year.

I am filing the enclosed resolution for action at the next stockholder meeting. I submit it for inclusion in the proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

I or my agent will attend the stockholders' meeting to move the resolution as required by SEC rules. I plan to continue to hold shares in the company through the stockholders meeting.

I hereby appoint Dr. Lawrence Parks as my attorney in fact for all matters relating to this Resolution, and authorize him to represent me at the Annual Meeting of Shareholders.

Please feel free to contact Dr. Parks at 212-818-1206 (PO Box 625, FDR Station, New York, NY 10150) if you have any questions about this resolution.

Sincerely,

Roberta G. Rubin

Enclosure

Cc Dr. Lawrence Parks

Shareholder Resolution

WHEREAS volatility in major currencies on the order of 30% to 50% over a year or two wreaks havoc on Coca Cola's revenues and profits, reduces our planning horizon, reduces our market capitalization, and results in unacceptable enterprise risk, it is in the interests of Coca Cola that:

1. There be currency stability for cross-border transactions;
2. There be interest rate stability;
3. Transaction costs of cross-border business be minimized; and,
4. The Foundation for the Advancement of Monetary Education, ("FAME"), a 501c3 public charity think tank specializing in the world's monetary structure, implement its Global Currency Initiative[tm], (the "GCI"), which is a study group, to revisit monetary issues worldwide

THEREFORE, IT IS RESOLVED that:

1. At least one corporate officer to attend three sessions each year of the GCI to be held in mutually convenient venues;
2. A full and timely printed report of each GCI proceeding, to be compiled by FAME, to be distributed by Coca Cola at its expense to all: employees; Board of Directors; shareholders; suppliers; and to the public via the Internet by FAME;
3. After the monetary issues are understood, a new monetary structure that satisfies the needs of industrial companies will be proposed to the Administration, to the Congress, and to the media; and,
4. Coca Cola to make a contribution to FAME, in an amount to be determined by management, to help fund the GCI.

Discussion:

Inadequacies in today's global monetary structure are well-known. For example, former Federal Reserve Chairman Paul Volcker has conceded that "There's a sensible realization that small open economies, heavily dependent on trade and foreign capital, simply cannot live with the volatility that is inherent in freely floating exchange rates," and "A global economy requires a global currency."

What is not appreciated by industrial enterprises, however, is that the financial sector, which has been in *de facto* charge of the world's monetary structure for at least 90 years, does not want stability. It wants volatility, because much of its profits derive from "trading," as in "currency trading," and from creating money out of nothing. In addition, cross-border transaction costs that industrial firms want to minimize are *revenues* to the financial sector that it wants to maximize.

Thus, the financial sector has a *conflict of interests* with industrial firms (and with small countries and ordinary people worldwide). In effect, the financial sector has rigged the monetary system and concomitant institutions for its own benefit to the detriment of everyone else. Because of their conflict of interests, reform of the world's monetary structure cannot be left to financial sector participants. Because the U.S. monetary structure creates enterprise risk, corporate officers and directors have a fiduciary responsibility to address monetary issues.

For these reasons, industrial firms need to understand monetary issues and act on their interests. Hence, there is a need for the GCI. For further information, see: "To Revive U.S. Manufacturing, Reform Our Monetary System" at http://www.fame.org/whatsnew.asp consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) the security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to § 240.14a-7.

1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[Adopted in Release No. 34-378(A), September 24, 1935; amended by Release No. 34-1823, August 11, 1938; Release No. 43-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-5276, January 30, 1956, 21 F. R. 578; Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; Release No. 34-23789 (¶ 84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-31326 (¶ 85,051), effective October 22, 1992, 57 F.R. 48276; Release No. 34-35036 (¶ 85,459), effective December 17, 1994, 59 F.R. 63676; Release No. 34-37183 (¶ 85,805), effective June 14, 1996, 61 F.R. 24652; Release No. 33-7912 (¶ 86,404), effective December 4, 2000, 65 F.R. 65736.]

[¶ 24,012] Shareholder Proposals

Reg. § 240.14a-8. This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of

[The next page is 17,541-3.]

the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?** (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting

the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its

definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[Adopted in Release No. 34-3347, December 18, 1942, 7 F.R. 10659; amended in Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-4979, February 6, 1954, 19 F. R. 247; Release No. 34-8206 (¶ 77,507), effective with respect to solicitations, consents or authorizations commenced after February 15, 1968, 32 F. R. 20964; Release No. 34-9784 (¶ 78,997), applicable to all proxy solicitations commenced on or after January 1, 1973, 37 F. R. 23179; Release No. 34, 12999, (¶ 80,812), November 22, 1976, effective February 1, 1977, 41 F. R. 53000; amended in Release No. 34-15384 (¶ 81,766), effective for fiscal years ending on or after December 25, 1978 for initial filings on or after January 15, 1979, 43 F. R. 58530; Release No. 34-16356 (¶ 82,358), effective December 31, 1979, 44 F. R. 68764; Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; Release No. 34-20091 (¶ 83,417), effective January 1, 1984 and July 1, 1984, 48 F. R. 38218; Release No. 34-22625 (¶ 83,937), effective November 22, 1985, 50 F. R. 48180; Release No. 34-23789 (¶ 84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-25217 (¶ 84,211), effective February 1, 1988, 52 F. R. 48977; and Release No. 34-40018 (¶ 86,018), effective June 29, 1998, 63 F.R. 29106.]

[¶ 24,013] False or Misleading Statements

Reg. § 240.14a-9. (a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

[Adopted in Release No. 34-378(A), September 24, 1935; amended by Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431;

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 24, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Coca-Cola Company
Incoming letter dated December 4, 2002

The proposal relates to the Foundation for the Advancement of Monetary Education and its Global Currency Initiative.

There appears to be some basis for your view that Coca-Cola may exclude the proposal under rule 14a-8(f). We note that that the proponent appears not to have responded to Coca-Cola's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Coca-Cola omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

for

Jennifer Bowes
Attorney-Advisor